Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

January 6, 2017

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Variable Products Series Fund, Inc. Post-Effective Amendment No. 68 ("PEA No. 68") File Nos. 33-18647 and 811-05398

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on November 10, 2016, on Form N-1A for AB VPS Growth and Income Portfolio (the "Fund"), a series of AB Variable Products Series Fund, Inc. (the "Registrant"). You provided the Staff's comments to me by telephone on December 22, 2016.

As reflected in our cover correspondence filed with it, PEA No. 68 was filed solely to reflect changes to certain of the Fund's principal investment strategies.

The Staff's comments and our responses thereto are discussed below.

GENERAL

Comment 1:
Please ensure that the facing sheet of the Registrant's next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:
The facing sheet of the Registrant's next post-effective amendment with respect to the Fund will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

PROSPECTUS

Summary Information

Comment 2:
Please delete the sentence under "Fees and Expenses of the Portfolio" that reads "The operating expenses information below is designed to assist Contractholders of variable products that invest in the Portfolio in understanding the fees and expenses that they may pay as an investor." This disclosure is neither required nor permitted by Form N-1A.

Response:
The Fund believes that the referenced disclosure assists Contractholders in understanding the context of the expense information and is consistent with the requirements of Form N-1A. The disclosure has not been revised in response to this comment.

Comment 3:	Please add the disclosure found in the third and fourth sentence in the "Fees and Expenses of the Portfolio" section to the "Examples" narrative.

Response:	The Fund believes that these sentences are appropriate immediately following the heading "Fees and Expenses of the Portfolio." The disclosure has not been revised in response to this comment.

Comment 4:	Please delete footnote (a) to the "Annual Portfolio Operating Expenses" table. This disclosure is neither required nor permitted by Form N-1A.

Response:	The Fund believes the footnote clarifies the line item and has not revised the disclosure in response to this comment.

Comment 5:	Please consider revising the last sentence in the second paragraph of the "Principal Strategies" section to conform to plain English requirements.

Response:	The Fund believes the current disclosure reflects its investment strategy and is consistent with plain English principles. The disclosure has not been revised in response to this comment.

Comment 6:
The Fund's name includes the term "growth."  Please reconcile this in light of the Fund's principal strategies.  In particular, the third paragraph of the "Principal Strategies" section emphasizes "value" stocks.

Response:
The Fund believes that the second paragraph under the "Principal Strategies" section discloses the characteristics of companies in which the Fund seeks to invest. Certain of these characteristics, such as earnings growth, dividend growth and growth in book value, reflect "growth" characteristics.  The disclosure has not been revised in response to this comment.

Comment 7:	The Fund's name includes the term "income." Please reconcile this in light of the absence of any principal strategies geared towards income.

Response:
The Fund believes that the second paragraph under the "Principal Strategies" section discloses the characteristics of companies in which the Fund seeks to invest. Certain of these characteristics, such as dividend growth and prospective cash flow, reflect "income" characteristics. The disclosure has not been revised in response to this comment.

Comment 8a:	The "Principal Strategies" section contains disclosure regarding "value" stocks. Please provide corresponding disclosure in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 8b:	The "Principal Strategies" section contains disclosure regarding mid- and small-capitalization companies. Please provide corresponding disclosure in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 9a:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Fund believes that the current disclosure is consistent with the ICI Letter.

Comment 9b:	Please disclose the type of swaps in which the Fund may invest.

Response:	The Fund has disclosed the types of swaps in which it may enter, including currency swaps. The disclosure has not been revised in response to this comment.

Comment
9(c)(i):
Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), is familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and is aware that the SEC may issue further guidance on such transactions that could affect Fund operations.

Response:
The Fund acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment
9(c)(ii):
If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:	The Fund covers its positions in accordance with the Investment Company Act of 1940, the rules thereunder, and SEC and Staff interpretative guidance.

Comment 10:
The "Principal Strategies" section discloses that the Fund may invest in shares of exchange-traded funds in lieu of making direct investments in equity securities.  Please provide corresponding disclosure in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure of the risks of investing in the Fund. The disclosure has not been revised in response to the comment.

Comment 11
The Fund includes principal risk disclosure regarding foreign (non-U.S.) risk and currency risk. Please ensure that the appropriate corresponding principal investment strategy is reflected in the "Principal Strategies" section of the prospectus.

Response:
The Adviser's "research universe" of companies referenced in the Fund's principal investment strategies may include non-U.S. companies. The Fund may invest in such companies from time to time based on the application of the Adviser's valuation model to the research universe. The Fund believes that this principal investment strategy disclosure appropriately corresponds to the referenced risk disclosures. The disclosure has not been revised in response to this comment.

Comment 12:	Given the anticipated effective date of filing, please update the "Bar Chart and Performance Information" section to include calendar year 2016 information.

Response:
As noted above, PEA No. 68 was filed solely to reflect changes to the Fund's principal investment strategies. The Fund will update the calendar year-end and fiscal year-end performance and financial information in its annual update of the prospectus and statement of additional information ("Annual Update"), scheduled to be filed at the end of April 2017.

Additional Information about the Portfolio's Risks and Investments

Comment 13:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
The Fund has reviewed IM Guidance Update 2014-08. The Fund has revised the prospectus disclosure to state that this section of the prospectus provides additional information about the Fund's investment practices and related risks, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 14:
Revise the introductory narrative to the "Additional Risks and Other Considerations" section to clarify whether the disclosures refer to principal or non-principal risks. In doing so, if principal and non-principal risks are described, please delineate into two sections with principal risks first.

Response:	Please see the Fund's response to Comment 13.

Management of the Portfolio

Comment 15:
Please revise this section to include disclosure regarding the "manager of managers" structure of the Fund where appropriate, including a brief description of any exemptive relief from the SEC as it relates to affiliated and unaffiliated sub-advisers.  Additionally, please provide the Staff with the file number for the notice and order of exemptive relief.

Response:
The "manager of managers" structure described in the Statement of Additional Information applies to the Registrant's AB VPS Multi-Manager Alternative Strategies Portfolio, not the Fund.  Therefore, the prospectus has not been revised in response to this comment.

SAI

Comment 16:
Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:
The Fund believes the current disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors. The SAI has not been revised in response to this comment.

Comment 17:
The SAI contains several sections with disclosure regarding the most recent fiscal and/or calendar year.  Please confirm whether the Fund intends to update this information as of the most recent calendar (i.e., as of 2016) or fiscal year.

Response:	The Fund will provide updated information as part of its Annual Update, which references both calendar year and fiscal year time-periods.

Comment 18:
Please confirm that the Fund will provide updated information regarding control persons, principal holders of Fund securities, and management's ownership of Fund securities (Items 18(a), 18(b) and 18(c) of Form N-1A, respectively).

Response:	The Fund confirms it will provide updated information in accordance with Items 18(a)-(c) of Form N-1A.

*          *          *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Mark F. Samra
Mark F. Samra

cc:          Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.